Exhibit (a)(7)

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU

REJECT OMNICARE, INC.’S OFFER AND NOT TENDER YOUR SHARES

September 20, 2011

Dear Fellow PharMerica Stockholder:

On September 7, 2011, a wholly owned subsidiary of Omnicare, Inc. commenced an unsolicited tender offer to acquire your PharMerica shares for $15.00 each.

After careful consideration, including a thorough review of Omnicare’s offer with our independent financial and outside legal advisors, PharMerica’s Board of Directors unanimously determined that the offer undervalues PharMerica and is not in the best interests of PharMerica’s stockholders. Your Board unanimously recommends that PharMerica stockholders reject Omnicare’s offer and not tender their shares to Omnicare.

The Board’s rejection of Omnicare’s offer is based on numerous factors detailed in the enclosed Schedule 14D-9, including its beliefs that:

Omnicare’s unsolicited offer undervalues PharMerica and its future prospects. The Board has confidence in PharMerica’s strategic plan, which is focused on client retention, customer service, and improving its core pharmacy services and acquisitions, and believes that execution of the plan will deliver greater value to its stockholders than would be obtained under the current Omnicare offer. Further, the Board believes that Omnicare’s offer fails to appropriately compensate PharMerica stockholders for the synergies Omnicare would derive from combining the largest and second largest players in the institutional pharmacy market.

The offer is illusory because it is subject to significant regulatory and other uncertainty. A transaction with Omnicare would likely undergo a lengthy regulatory review process with no assurance of Omnicare’s ability to complete a transaction on a timely basis or at all. Antitrust clearance to combine competitors with the greatest and second greatest market share in institutional pharmacy is likely to be difficult to achieve and involve lengthy administrative and court proceedings. Even if the antitrust issues could eventually be resolved in a satisfactory manner, the Board believes that the offer introduces unacceptably high risk to PharMerica stockholders and would have a material adverse effect on PharMerica’s ability to attract and retain key personnel, employees and customers. Further, while Omnicare has publicly expressed its confidence in a timely regulatory approval, it has been unwilling to take on the contractual risk of closing.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation is included in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed. The Schedule 14D-9 is available on the SEC’s website, www.sec.gov. If you have any questions concerning our Schedule 14D-9 or need additional copies of our publicly-filed materials, please contact Georgeson Inc. at (866) 647-8872.

We appreciate your support.

Sincerely,